UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.

(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street

Vancouver, British Columbia

V6E 0C3

(604) 684-9648

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Amending Agreement to the Second Amended and Restated Revolving Term Facility Credit Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.
(Registrant)

Date: March 27, 2024	By:	/s/ Curt Bernardi
Name: Curt Bernardi
Title: Senior Vice President, Legal and Strategic Development